FILE 82-5247

JCDecaux

07023948

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

RECEIVED MAY 17 2007 SEC MAIL PROCESSING SECTION

Neuilly-sur-Seine, May 15th , 2007

File 82-5247
Issuer : JCDecaux SA
Country : France

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
États-Unis
Finlande
France
Hongrie
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie et Montenegro
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Turquie
Uruguay

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated March 1, 2007 in relation to JCDecaux signs the self-service bicycle and street furniture contract for the city of Paris ;
- A press release dated April 2, 2007 in relation to JCDecaux has won the street furniture and self service bicycle contract for Besançon ;
- A press release dated April 10, 2007 in relation to JCDecaux is developing its organisation ;
- A press release dated April 10, 2007 in relation to JCDecaux Lithuania wins 15 years agreement for Street Furniture in Vilnius ;
- A press release dated April 12, 2007 Don Sperring appointed Group Digital Strategy Director for JCDecaux ;
- A press release dated April 16, 2007 in relation to JCDecaux announces worldwide alliance with Unilever ;
- A press release dated April 18, 2007 in relation to JCDecaux has won the street furniture contract for the urban community of Grand Nancy ;
- A press release dated April 19, 2007 regarding Isabelle Fourmentin has been appointed Deputy Executive Vice-President of JCDecaux Airport and JCDecaux Advertising.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

p/o

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre

JCDecaux

JCDecaux signs the self-service bicycle and street furniture contract for the City of Paris

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 1 March 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, announced that SOMUPI (a subsidiary held 66% by JCDecaux and 34% by Médias et Régies Europe - Publicis Group), signed on 27 February 2007 a 10-year self-service bicycle and street furniture contract with the City of Paris. The award of the contract, which the Mayor of Paris was authorised to sign by unanimous vote during the meeting of the Council of Paris on 12 February 2007, follows the 23 February 2007 ruling of the Paris Administrative Court that rejected Clear Channel's request for invalidation of the public tender procedure.

SOMUPI, taking into account the aesthetics of the urban environment has commissioned three renowned designers/architects: Jean-Michel Wilmotte, Patrick Jouin and Ora-Ito, to work on proposals for bicycles stations and street furniture exclusively for the City of Paris which has selected Patrick Jouin's proposal. The bicycle was designed by JCDecaux's design and research department.

The bicycle scheme of 20,600 bicycles in 1,451 stations will create over 400 jobs. Staff are going to be immediately recruited and will undertake training in JCDecaux's continuing education centre to become proficient in bicycle maintenance and to offer users the best service. Maintenance teams will travel either by bicycle or in environmentally friendly vehicles.

This eco-friendly self-service bicycle system, was specially designed for Paris and is the largest ever established in the world. It will be financed by the advertising revenues from the operation of 1628 $2m^2$ and $8m^2$ street information scrolling displays.

Maurice Lévy, Chairman of the board Publicis Group, stated: *"The proposal JCDecaux has developed responds to the great challenges facing large cities at the dawn of the 21st century in an intelligent and highly judicious way. We are delighted to be associated with it and Parisians will be able to benefit from a new service that is ecologically friendly, innovative, pleasant and very reliable."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284 27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

Jean-Charles Decaux, Chairman of the board and Co-CEO of JCDecaux, stated: *"Through our joint company Somupi, JCDecaux and Publicis have joined forces to ensure the success of this revolution in Parisian transport. With the launch of this unique system of individual public transportation, we are responding to increasing demand for environmentally friendly and personalised transport solutions. More than 400 jobs will be created as we bring this project that is unprecedented in the world to its successful fruition. At a time when employment and sustainable development are of concern to us all, JCDecaux, the world no. 1 in self service bicycles, is fully playing its part in innovative corporate citizenship."*

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux has won the street furniture and self-service bicycle contract for Besançon

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 2 April 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, has won a 15-year street furniture and self-service bicycle contract for Besançon (population: 117,691) following a public tender.

The contract covers 180 bus shelters, 110 MUPI® (street information displays) measuring 2m², 53 displays of 8m² and 5 cultural information columns. The contract provides 700 advertising panels. Designs from Sir Norman Foster and JCDecaux (Rue de la Paix and Forum) have been chosen. In addition, 200 bicycles and 30 Cyclocity® stations will be installed.

Besançon has demonstrated its strong sustainable development policy with its choice of Cyclocity® and through its charter for diversity and equal opportunities that JCDecaux has signed.

Jean-Charles Decaux, Chairman of the Board of JCDecaux, said: "*As the launch of Cyclocity® in Besançon, which strengthens our world N°1 position in self-service bicycles, demonstrates, this new form of individual public transport, designed and developed by JCDecaux, is generating huge interest from cities. In addition, after the recent wins in Strasbourg and Mulhouse, this contract gives us not only the opportunity to offer advertisers even more attractive and high-performance networks in the east but also consolidates our N°1 position in outdoor advertising in France.*"

Key information about the Group

- *2006 revenues: 1,946.4 M€*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange and is included in the Euronext 100 and FTSE4Good indices*
- *World No. 1 in street furniture (334,000 advertising panels)*
- *World No. 1 in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *European no. 1 for billboards (216,000 advertising panels)*
- *No. 1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *World No. 1 in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in more than 3,500 towns with over 10,000 inhabitants*
- *8,100 employees*

Communication Department
Press relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux is developing its organisation

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Chine
Corée
Croatie
Danemark
Espagne
Estonie
Etats Unis
Finlande
France
Hongrie
Inde
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
Luxembourg
Malaisie
Montenegro
Norvège
Ouzbékistan
Pays Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Russie
Serbie
Singapour
Slovaquie
Slovenie
Suède
Suisse
Thaïlande
Turquie
Ukraine
Uruguay

Paris, 10 April 2007 – With a view to speeding up its development and further improving the quality of service offered to its customers, JCDecaux is making its organisation more effective.

A General Corporate Finance and Administration Direction has been set up. Headed by Gérard Degonse, it comprises:
- Financial Control Department (Stéphane Prigent),
- Mergers, Acquisitions and Business Development Department
- Investor Relations Department (Alexandre Hamain)
- Information Systems Department (Bertrand Kientz)
- Legal Affairs Department (Patrick Gourdeau).
- Quality and Sustainable Development Department (Agnès Lostis)

A General Product, Finance and Human Resources France Direction has been set up. Headed by Jean-Michel Geffroy, it comprises:
- Finance Department France (Francis Rideau)
- Human Resources Department (Thierry Raulin)
- City Relations Department (Véronique Simmler)
- Estate Management and Development Department (Jean-François Curtil)
- Regional Departments (18 regions).

The General Commerce and Development France Direction has been reinforced. Headed by Isabelle Schlumberger, it comprises:

- Street Furniture National Sales Department (Jean-Christophe Chrétien)
- Avenir National Sales Department (Olivier Douffiagues)
- Local Sales Department (Olivier Douffiagues)
- Cultural Commercial Department (Bernard Borach)
- Airport / Artvertising Department (Isabelle Fourmentin)
- Commercial Development Department
- Coordination and Commercial Resources Department (Cyril Roche)
- Administration Department (Lorraine Bouillard)

A General Research, Production, Operations France Direction has been set up. Headed by Rémi Pheulpin, it comprises:

- Operations Department (Rémi Pheulpin)
- Industrial Department (Xavier Hubert) to which the New Technologies Department (Jacques Le Gars) is attached
- Graphic Arts Department (Sylvain Larray)

A General Marketing, Research and Strategy France Direction has been set up. Headed by Albert Asséraf, it comprises:

- Operational Marketing Department (Michel van der Veken)
- Strategic Marketing Department (Isabelle Mari)
- Airport / Artvertising Marketing Department (Sandrine Mettetal).

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

The France Management Committee, chaired by Jean-Charles Decaux, Chairman of the Board and Co-CEO of JCDecaux, will now be made up of:

Gérard Degonse, Executive Vice-President Corporate Finance and Administration, member of the Executive Board

Agathe Albertini, Vice-President Communications
Albert Asséraf, appointed Executive Vice-President Strategy, Studies and Marketing
Jean-Michel Geffroy, appointed Executive Vice-President Product, Finance and Human Resources
Xavier Hubert*, Vice-President Industrial
Bertrand Kientz*, Vice-President Information Systems
Rémi Pheulpin*, Executive Vice-President Research, Production and Operations
Thierry Raulin, Vice-President Human Resources
Francis Rideau, Vice-President Finance
Isabelle Schlumberger, Executive Vice-President Commerce and Development

*new members of the France Management Commitee

***Gérard Degonse**, 59, is a graduate of the Institut d'Etudes Politiques (IEP – Paris) and has a degree in Economics. Between October 1983 and January 1989, he was responsible for management control and consolidation with Elf Aquitaine. From February 1989 to June 1994, he was VP Treasurer and Company Secretary with Euro Disney. In July 1994, he became Chief Financial Officer – Treasurer with Elf Aquitaine. In June 2000, he was appointed both as JCDecaux's Executive Vice-President Finance and to its Executive Board.*

***Jean-Michel Geffroy**, 47, graduated from Arts et Métiers and ESSEC. In 1989, he began his career with Photo-Me International where he held various posts in sales, marketing and operations. In 1997, he joined JCDecaux as Regional Director for west Ile de France. In 1998, he was appointed South East Asia Manager, a post based in Singapore, then in 2000 was promoted Vice-President Asia.*

***Isabelle Schlumberger**, 44, is a graduate of the Institut d'Etudes Politiques (IEP – Paris) and holds a post graduate qualification in finance from Paris IX Dauphine. She began her career in 1984 as an internal auditor with Havas before being appointed head of investor relations. In 1990, she moved to Avenir Havas Media as Deputy Financial Director, then in 1994 became Administrative and Financial Director for British and American business in London. In 1998, she was appointed Managing Director of Sky Sites in London, the future JCDecaux Airport UK. In 2000, Isabelle Schlumberger became Chief Executive Officer of JCDecaux Airport in Paris and in 2003, Chief Executive Officer of JCDecaux Artvertising. In 2006, she was appointed President of JCDecaux Airport and JCDecaux Artverstising, responsibilities that she retains.*

***Rémi Pheulpin**, 41, is an Arts et Métiers engineer. In 1989, he began his career with Bouygues as works engineer then became works manager. In 1993 he joined JCDecaux as deputy to the Chief Operating Officer France. In 1997 he was appointed Director of DPE (Decaux Publicité Extérieure). In 1999, he became Chief Operating Officer France before being promoted to Chief Operating Officer and Vice-President Operations France in 2003.*

***Albert Asséraf**, 45, has a master degree in information science and technical systems. He began his career in 1985 with Comecon, an outdoor advertising consultancy firm. He continued with Carat Comecon Affichage where in 1990 he was appointed Director of Studies and Tools. In 1993, he became Managing Director of Carat Expert Affichage then in 2001, Managing Director of Carat Expert Affichage and Médias Locaux. In addition since 1994 he has taught marketing, advertising and media at UFR Communication des Entreprises at Paris XIII. Albert Asséraf is also a member of the board of IREP, a member of the board of CESP and of the CESP billboard collegiate. He is president of Affimétrie for 2007.*

***Bertrand Kientz**, 50, is an ENSTA engineer with an engineering doctorate in applied informatics. He began his career with Air France in 1983 as IT project manager then occupied various posts before in 1999 becoming Director of Studies and Development with the IT General Directorate. Since 2001, he has been Vice-President Information Systems with JCDecaux.*

***Xavier Hubert,** 48, is a graduate of the Ecole Polytechnique and is a Télécoms Paris graduate. He began his career in 1983 with Pont-à-Mousson and occupied various posts including 5 years in UK. In 1997, he joined Moulinex as logistics director. Since 2000, he has been Vice-President Industrial with JCDecaux.*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux Lithuania wins 15-year agreement for Street Furniture in Vilnius

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 10 April 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and number two worldwide announced today that its Lithuanian Subsidiary has been awarded an exclusive 15-year Street Furniture contract with the City of Vilnius.

The award covers the refurbishment, maintenance and management of 700 bus shelters, 200 columns, 250 free standing panels, and almost doubles JCDecaux's inventory in the City of Vilnius which accounts for 50% of GDP in Lithuania.

Jeremy Male, CEO UK & Northern Europe, said "*We are delighted to have been chosen by the City of Vilnius. We look forward to working with the City to enhance the streetscape and provide improved services for its citizens. This is a very important contract to us that will significantly enhance our advertising networks in Lithuania and consolidate our N°1 positions in Street Furniture and Outdoor Advertising in the Baltic countries*".

Key Figures for the Group:
- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (334,000 advertising panels)*
- *N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)*
- *N°1 in Europe for billboards (216,000 advertising panels)*
- *N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)*
- *N°1 worldwide in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *8,100 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378 284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

Don Sperring appointed Group Digital Strategy Director for JCDecaux

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 12 April 2007 - JCDecaux has appointed Don Sperring as Group Digital Strategy Director. Formerly Managing Director of JCDecaux Airport in the UK, Don Sperring will take up his new international position on 16th April 2007.

As Group Digital Strategy Director, Don's role will cover all divisions of JCDecaux worldwide. He will work in close collaboration with both the New Technologies Department and the Research Department at head office in Plaisir. Don will be based in the UK and will report to Jeremy Male, CEO UK & Northern Europe.

JCDecaux's extensive digital developments cover a diverse portfolio in many transit environments throughout the world including AEO, a unique airport digital channel that delivers over 350 screens in Charles de Gaulle Airport, Paris, metros in Hong Kong and Vienna and Street Furniture in the UK.

Don Sperring said "this is an exciting opportunity to develop a global strategy for our expanding digital portfolio ahead of the major deployment of digital by JCDecaux across BAA's 7 UK airports in 2008. Whilst traditional out of home formats will continue to dominate the sector, in the right environment, digital advertising adds flexibility of communication and exceptional audience engagement."

In his previous role as Managing Director of JCDecaux Airport, Don Sperring headed the UK Airport division that holds advertising contracts for 13 UK air and rail concessions including the 10-year BAA contract, worth an estimated €730million. He joined JCDecaux (Sky Sites) in 1999.

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

JCDecaux announces worldwide alliance with Unilever

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 16 April 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, announced today that it has signed a 5-year Worldwide Alliance with Unilever. The agreement follows the success of the existing Pan-European Alliance signed between the two companies in 2002 and involves the utilisation of JCDecaux's outdoor networks and a commitment to a strategic partnership in developing and emerging markets. The immediate focus will be the 41 countries where both Unilever and JCDecaux have a presence and it covers Unilever's entire portfolio of brands.

Jean-Francois Decaux, co-CEO of JCDecaux said: "This alliance recognises the importance that Unilever places on the Outdoor advertising medium as a key part of its communication strategy. It is also a reflection of the market leading international quality and service standards of JCDecaux and our ability to deliver outstanding campaigns for Unilever brands."

Alan Rutherford, Vice President Global Media Unilever said: "We like to think that Unilever is the world's leading exponent of cutting edge communication for its brands, combining highly creative approaches with proven effectiveness. We have been delighted with the effectiveness of our partnership so far and this move towards a global alignment is an important strategic fit with our brands' development.

"Unilever has assembled a world-class team of marketing practitioners, including state-of-the-art skills in 360 degree planning and there is no doubt that outdoor will play an increasing role in our brands' communication mix. This alliance will help us achieve the optimum level of outdoor within our 360 degree approach, brand by brand."

Mike Segrue, Global Chief Client Officer of Unilever's Outdoor media buying agency, which advised Unilever on the alliance, said: "Unilever has renewed and expanded on its commitment to J C Decaux and the out of home medium. Kinetic will work with Unilever and their media agencies to get full value from this partnership."

Key Figures for the Group:

- 2006 revenues: €1,946.4 million
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices
- N°1 worldwide in street furniture (334,000 advertising panels)
- N°1 worldwide in airport advertising with 141 airports and around 300 transport contracts in metros, buses, tramways and trains (213,000 advertising panels)
- N°1 in Europe for billboards (216,000 advertising panels)
- N°1 in outdoor advertising in China (83,000 advertising panels in 21 different cities)
- N°1 worldwide in self service bicycles
- 763,000 advertising panels in 48 countries
- Present in 3,500 cities with over 10,000 inhabitants
- 8,100 employees

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378 284.27 euros - # RCS: 307 570 747 Nanterre - TR 44307570747

JCDecaux

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux has won the street furniture contract for the urban community of Grand Nancy

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris 18 April 2007 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, has won a 15-year street furniture contract for the urban community of Grand Nancy (population: 266,600 – 20 communes including Nancy) following a public tender.

The contract covers 581 bus shelters, 311 MUPI® (street information displays) measuring 2m2, 88 Senior® 8m2 and 6 cultural information columns (confirmed and optional shelters included). The contract provides **1532 advertising panels**. The bus shelters, MUPI® and Senior® were designed by Lord Norman Foster. The Davioud model was selected for the columns.

Jean-Charles Decaux, Chairman of the Board and Co-CEO of JCDecaux said: *"This contract strengthens JCDecaux in its commitment to quality and design in the sphere of street furniture. After the recent wins in Strasbourg, Mulhouse and Besançon, the contract gives us not only the opportunity to offer advertisers even more attractive and high-performance networks in the east part of France but also consolidates our N°1 position in outdoor advertising in France."*

Key information about the Group

- *2006 revenues: 1,946 M€*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange and is included in the Euronext 100 and FTSE4Good indices*
- *World no. 1 in street furniture (334,000 advertising panels)*
- *World no. 1 in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *European no. 1 for billboards (216,000 advertising panels)*
- *No. 1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *World no. 1 in self service bicycles*
- *763,000 advertising panels in 48 countries*
- *Present in more than 3,500 towns with over 10,000 inhabitants*
- *8,100 employees*

Communication Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford · Middlesex TW8 9DN · Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer · 92200 Neuilly-sur-Seine · France · Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3 376,284.27 euros · # RCS 307 570 747 Nanterre · FR 44307570747

JCDecaux

Isabelle Fourmentin has been appointed Deputy Executive Vice-President of JCDecaux Airport and JCDecaux Artvertising

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Montenegro
Norway
Poland
Portugal
Russia
Serbia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, 19 April, 2007 – Isabelle Fourmentin has been appointed Deputy Executive Vice-President of JCDecaux Airport and JCDecaux Artvertising, reporting to Isabelle Schlumberger, President of JCDecaux Airport and JCDecaux Artvertising and Executive Vice-President, Commerce & Development, of JCDecaux. In her new position, Isabelle Fourmentin is responsible for consolidating the French airport activity and expanding the market for event-based wall wraps and neonlights.

Isabelle Fourmentin (43) holds a master's degree in Business Law and Taxation, a post-graduate diploma (DESS) in International Contract Law as well as an MBA awarded by the leading French business school, HEC.

She began her career in 1988 as a chargée d'affaires in the Marketing Department of the French TV channel, La 5. In 1993, she moved to the NRJ Group as a Project Leader before being appointed Administrative Director responsible for optimizing the costs and the structural organization. She was rapidly promoted to the position of Director of Commercial Strategy and Development of NRJ Régies before assuming managerial responsibility of E NRJ in 2000. In 2002, she became a consultant for Sixième Continent, a company specializing in consultancy services for media and Internet companies. In 2004, she was appointed Sales Manager of the event-based public relations agency, Le Public Système.

Since January 2006, she served as Sales Manager of JCDecaux Airport and JCDecaux Artvertising.

Communication Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END